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                                                                 Exhibit C
                                                                 ---------
                THIRD POINT MANAGEMENT COMPANY L.L.C. LETTERHEAD

March 22, 2001

Sent via facsimile and U.S. Postal Service
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Mr. Richard P. Gardner
Chief Executive Officer and President
BindView Development Corporation
5151 San Felipe, 25th floor
Houston, TX   77056

Dear Mr. Gardner:

Third Point Management Company L.L.C., as investment manager of Third Point Partners L.P. ("Third Point"), and its affiliates has recently acquired over 2 million shares of BindView Development Corporation (the "Company" or "Bindview"). However, please do not be deluded into thinking that our recent purchases reflect support for you or the Chairman, Eric Pulaski. Rather, we strongly urge BindView management to take steps immediately to maximize shareholder value by selling the Company.

Since CIBC Oppenheimer analyst Melissa Eisenstat heralded your joining BindView with a report titled "New Sheriff in Town: BindView Hires Top Gun From BMC Software" last year, BindView shares have dropped a staggering 90%, erasing over $2 billion in shareholder value. Although it has been convenient to blame this debacle on market conditions, BindView's poor performance has significantly outstripped the more moderate declines suffered by many of your competitors.

Given your own background in marketing, we are perplexed by the costly gaffes you seem to have committed in this area. In particular, you undertook what appears to have been a poorly executed marketing plan that involved transforming the prior telesales focus into a risky, expensive direct sales force effort. Also, after paying $125 million in stock for Entevo Corporation, we understand that you eliminated significant portions of that company's sales force without ensuring that Bindview's existing team could adequately sell and support Entevo's products. We believe that this mistake resulted in a significant disappointment in sales of Entevo's entire suite of products. Meanwhile, you seem to have failed to establish BindView's presence internationally in a timely manner, which could limit future growth potential and made the Company more susceptible to an economic downturn at home.

From a financial perspective, prior to the time that you joined BindView the Company was profitable and generated positive cash flow in 1999. Since your heading the Company, BindView has lost money on an earnings basis and had negative cash flow from operations. Moreover, in your recent earnings pre-announcement and restatement of past results, you stated that, due to product returns, you would restate fourth quarter revenues.



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Given that you had a 30-day return policy, it takes neither a financial genius nor a mathematician to figure out that you should have been aware of significant returns within 30 days of the end of the calendar year. Even if all the sales that accounted for the restatement occurred on the last business day of 2000 (December 29), you should have been aware of such returns by January 28th, 2001. (That such significant sales could have been bunched up so close to the end of your fiscal year raises separate questions about "channel stuffing" but we will not debate that possibility at this time.) I am left perplexed as to which is worse: either a) you knew of the shortfall and chose not to disclose this material event as soon as you learned of it, all the while Chairman Eric Pulaski was selling his stock into the unknowing market or, b) your financial controls are so woefully inadequate that you did not learn of the error until the days before the conference call of March 6, 2001. Either scenario does not exactly instill confidence in BindView's management team.

We also question why in the last year, while your similarly sized competitors took the opportunity to merge with larger companies, you have held steadfastly to a go-it-alone strategy. AXENT's merger with Symantec Corp. (ticker symbol:
SYMC) fetched selling shareholders 6.5x estimated calendar 2000 revenues, based on the Symantec share price at the time of announcement (4.5x calendar 2000 revenues based on today's stock price). Similarly, Mission Critical merged with NetIQ (ticker symbol: NTIQ) based on a valuation of more than 19x estimated calendar 2000 revenues (5.3x calendar 2000 revenues based on NetIQ's stock price today). These multiples imply that Bindview (ticker symbol: BVEW) shareholders could have been holding securities worth $8.00 to $9.50 per Bindview share today had the Company chosen at the time to enter into a change of control transaction with a strategic buyer.

Just this week, one of the more astute smaller capitalization companies in the software space, Sequoia Software Corporation, announced its sale to Citrix Systems for $184 million in cash ($5.64 per share), a 200% premium over the target's recent lows under $2.00 per share. Although Sequoia operates in a different sector of the enterprise software industry, it has faced many of the same challenges as BindView. However, rather than subject its shareholders to further downside risk, Sequoia's prudent management team recognized the benefits of selling the company to a larger, more diversified peer. Emphasizing the advantages of being part of a broader enterprise, one senior executive at Sequoia said it was "time to get the technology to someone that can scale the hell out of it." Moreover the executive acknowledged that it was increasingly difficult to convince large customers to do business with a small outfit, with sales people "spending hours to get the customer comfortable."

On Citrix's conference call to discuss the Sequoia deal, President Mark Templeton emphasized the strategic nature of the transaction, stating that Citrix was willing to accept dilution in the merger's first year given the advantages he saw in the long run. Specifically, Templeton cited the following synergies that drive the merger of a smaller software vendor into one many times its size:

    1) More products offerings for customers;
    2) Leverage of existing sales channels and customer base;
    3) Strengthening partnerships with companies such as IBM, Compaq and SAP;
    4) Logical progress in its existing strategic development.



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It is essential that management and the Board of Directors of BindView study the strategic rationale that underlies Sequoia's successful decision to seek a merger partner. We are certain that when matters of personal self-interest and ego are set aside that you and the Board will observe the same economic reality and reach the same indisputable conclusion as Sequoia's sagacious management:
BindView must take immediate steps to seek out a merger partner. Sadly, based on my limited interactions with you and reports from others, I believe that your apparent self-absorption might prevent you from reading the writing on the wall and thus take actions that your role as a fiduciary would require. I can only hope that BindView's Board will be more rational and place economics over "egonomics."

Unfortunately for BindView shareholders, it does not seem that your managerial deficiencies are limited to poor execution of marketing plans, setting and meeting sales forecasts or financial controls. In what seems to be your signature arrogant manner, when esteemed colleague and BindView shareholder Robert L. Chapman, Jr. called to speak to you in the aftermath of your most recent pre-announcement, reportedly your response was "if you don't like the way I run the company, why don't you divest your shares". This is obviously the course that most of your disillusioned shareholders have taken by liquidating their shares down to almost $2 each. This is likely why Melissa Eisenstat of CIBC, who was a fervent bull recommending purchase of the Company's shares in an April 4, 2000 research report at $25 9/16 per share, seems to have soured on your leadership; even at current low single digit prices she is no longer recommending the stock. To Eisenstat and your shareholders, your performance as the "new sheriff" has turned out decidedly more Keystone Cop than Wyatt Earp.

I telephoned you recently on March 9 to introduce myself as owning, along with associate Chapman Capital, nearly 5% of the Company. Your idea of laying out the welcome mat was to literally hang up on me after saying "I don't believe that you are a shareholder". At that time, Third Point held 1.5 million shares (substantially more than your personal holdings), making it one of the five largest outside shareholders according to the Bloomberg holders list. I too deal with investors in my business, institutional fund management. In nearly six years running my firm, I have never hung up on a prospective, let alone current investor in my company. Moreover, if someone on my staff were to behave so brazenly, I would terminate that employee on the spot. I wonder what the members of your Board of Directors would do upon identifying such a loose cannon in one of their own organizations. This begs the question of how they should handle you in light of your evasive and combative approach to one of BindView's largest owners.

You might wonder then why Third Point has chosen to purchase so many shares of the Company. While we have no confidence in senior management, we believe that BindView has a committed and hard working technical team as well as outstanding product offerings. In particular, the bv-Control software solution is the clear leader in its space with 50% market share of the host based vulnerability assessment market (according to a recent IDC industry report). BindView's bv-Admin software is also regarded as competitive, and if properly positioned and marketed, could drive an acquirer's revenues as the migration to Windows 2000's Active Directory offering gathers momentum.

We think that shareholders' exasperation with your seemingly perpetual failure has resulted in the shares trading at fire sale levels. Indeed, at


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$2.25 per share, and with approximately $60 million in cash and short-term investments, your company has an equity market capitalization of only $120 million and an enterprise value of $60 million. Based on the low end of your revenue estimates of $103 million for 2001, your shares are being given away at a multiple of 2001 revenues of only 0.6 x. Even after the general decline in the valuation of software companies, your competitors still generally trade at revenue multiples of 4-7x. If the Company were to trade even at 2-3x enterprise value to revenues, your shares would trade for $5-$7 per share. Moreover, in an outright sale of the Company our analysis shows that even higher prices could be attained for BindView's long-suffering shareholders.

Since you were unwilling to engage me in a business conversation when I called on March 9, allow me now to give you some background on my firm and the reasons why we will be a positive force for BindView shareholders (although not necessarily for your career). Unlike many of your other understandably frustrated shareholders, we at Third Point have the financial wherewithal, persistence and expertise to see through a successful transition of the Company. Our assets under management of approximately $350 million are almost three times BindView's market capitalization and six times the entire enterprise value of the Company. Unlike you, I have an unblemished record in identifying and realizing value for my investors; our returns have averaged gains over 35% net of fees on an annualized basis over a period of nearly six years. (This includes profits of 17% last year and 6% year to date, periods during which many of our competitors have hid behind their mama's apron of "difficult market conditions"). As an object lesson in Third Point's approach to value investing and its staunch defense of its investors' interests, may I suggest that you read Third Point's 13D filing of September 15, 2000 in which we urged Agribrands International Inc. to pursue an offer from a company not affiliated with its Chairman. (Subsequently, Agribrands was sold to Cargill for a substantial premium.)

Rest assured, Third Point Management and Chapman Capital will work diligently to see that we realize significant value from our investment in the Company with or without your cooperation. If you find my approach abrasive or hostile, you may want to look into the history of my colleague from Chapman Capital. In comparison, you might find that his level of intolerance for inept management makes me look like the Dalai Lama.

BindView finished the year 2000 with a strong cash balance of nearly $60 million in cash and investments and virtually no debt. We adamantly warn you against using that cash for acquisitions at this time. Your track record in the M&A department is abysmal as evidenced by the disappointing results of the $125 million Entevo acquisition. Had you utilized $125 million in cash (vs. stock) to acquire Entevo a year ago, only God knows how dire the Company's straights would be today. Furthermore, don't even think about re-pricing the Company's stock options; should that even be broached I can promise you that Third Point, Chapman Capital and the rest of your public shareholders will unleash a fury beyond your worst nightmares.

In summary, your track record in taking strategic steps to enhance shareholder value has been singularly unimpressive. Why should shareholders conclude at this difficult juncture in the Company's history that BindView will prosper under your continued leadership? We are not alone in questioning your continued management of this company. Based on our informal conversations with other large shareholders who share our views, we believe that there is wide support for a sale of the Company at this time.



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Furthermore, we have had informal discussions with potential strategic acquirers and are confident that there would be significant interest in BindView if it were put up for sale in a fair and open process. This interest may materialize even if such a process were not initiated. Accordingly, we urge you to officially put the Company up for sale.

We will shortly contact members of the BindView Board of Directors to discuss in greater detail our plans to enhance shareholder value.

Very truly yours,

/s/ Daniel S. Loeb

Daniel S. Loeb
Managing Member